
May 30, 2024

Christopher Gibson
Chief Executive Officer and Director
Recursion Pharmaceuticals, Inc.
41 S Rio Grande Street
Salt Lake City, UT 84101

   Re: Recursion Pharmaceuticals, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2023
    Filed February 29, 2024
    File No. 001-40323

Dear Christopher Gibson:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Partnerships, page 154

1. You state throughout the filing that you entered into a collaboration agreement with Enamine in December 2023 to generate and design enriched compound libraries for the global drug discovery industry. Please tell us the terms of the agreement, the accounting treatment thereof, and why additional disclosure is not required in the filing, including the financial statements.

Research and Development, page 157

2. Please confirm to us that the $22.0 million upfront payment for the Tempus agreement, which as disclosed on page 149 was paid with the issuance of 3.2 million shares, was recorded in research and development expense. Confirm to us that you will disclose your accounting policy applicable to such upfront payments in future filings or direct us to existing disclosure. Also, please clarify to us, and in future filings, what line

item the payments made in connection with the Tempus agreement are included in the table on page 157 and why.

Consolidated Financial Statements
Consolidated Statements of Convertible Preferred Stock and Stockholders Equity, page 171

3.   In future filings, please correct the label Comprehensive Loss to reflect that Net Loss and not Comprehensive Loss is added to Accumulated Deficit in all periods presented, or tell us why your current presentation is adequate.

Note 8. Common Stock
NVIDIA Private Placement, page 185

4.   You disclose on page 69 that in July 2023 you entered into a collaboration agreement with NVIDIA to accelerate the development of your groundbreaking AI foundation models for biology and chemistry using your supercomputer, BioHive-1, and priority access on NVIDIA DGX™ Cloud. Please tell us the following:
- the terms of the collaboration agreement, the accounting treatment thereof, and why disclosure is not required in the filing, including the financial statements, and
- why none of the proceeds from the NVIDIA private placement are required to be allocated to the concurrent collaboration agreement under ASC 606-10-25-9.

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 196

5.   In future filings on Form 10-K, please specifically state whether your internal controls over financial reporting are effective at the end of the reporting period.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mary Mast at 202-551-3613 or Ibolya Ignat at 202-551-3636 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences